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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TYCO INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
(Name of Filing Persons (Offeror))

Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)
(Title of Class of Securities)

902124 AC 0
902124 AA 4
(CUSIP Number of Class of Securities)

William B. Lytton, Esq.
c/o Tyco International (US) Inc.
273 Corporate Drive, Suite 100
Portsmouth, NH 03801
(603) 334-3900
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Thomas Wardell, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, GA 30308
(404) 527-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,481,209,132	$200,730

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), as described herein, is $775.66 per $1,000 principal amount at maturity outstanding. As of October 15, 2003, there was approximately $3,198.8 million in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $2,481,209,132.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$200,730	Filing Party:	Tyco International Ltd.
Form or Registration No.:	005-40210	Date Filed:	October 17, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which this statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I ("Schedule TO-I"), originally filed by Tyco International Ltd., a company organized under the laws of Bermuda (the "Company"), on October 17, 2003, which relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued by the Company on November 17, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated October 17, 2003 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to this Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of November 17, 2000 (the "Indenture"), between the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), a national banking association organized and existing under the laws of the United States of America, as Trustee ("Trustee"), as amended by the Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and the Trustee.

        The Put Option will expire at 5:00 p.m., New York City time, on Monday, November 17, 2003. This Schedule TO-I, as amended, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Item 1.    Summary Term Sheet.

        Item 1 of the Schedule TO-I is hereby amended and supplemented as follows:

        The paragraph appearing under question 7 "When does the Put Option expire?" in the "Summary Term Sheet" section on page 1 of the Company Notice is hereby amended and restated in its entirety as follows:

          "The Put Option expires at 5:00 p.m., New York City time, on Monday, November 17, 2003 (the "Purchase Date"). We will pay for purchased Securities promptly following the expiration of the Put Option. The Paying Agent must receive your validly surrendered Securities before we will pay for your Securities. (Page 4)"

        The paragraph appearing under question 10 "If I surrender, when will I receive payment for my Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

          "We will accept for payment all validly surrendered Securities promptly upon expiration of the Put Option, and we will pay for all validly surrendered Securities promptly following the expiration of the Put Option. Pursuant to the terms of the Indenture, we will promptly forward to the Paying Agent on November 18, 2003 the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the funds to the Holders. Holders must deliver their Securities to the Paying Agent before the Paying Agent will distribute their funds. (Page 8)"

        The paragraph appearing under question 11 "Until what time can I withdraw previously surrendered Securities?" in the "Summary Term Sheet" section on page 2 of the Company Notice is hereby amended and restated in its entirety as follows:

          "You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on November 17, 2003. You may also withdraw previously surrendered Securities at any time after 12:01 a.m., New York City time, on December 16, 2003, the expiration of 40 business days from the date of this Company Notice, if your Securities have not yet been accepted for payment by Tyco. (Page 8)"

Item 2.    Subject Company Information.

        The Company is the issuer of the Securities and is offering to purchase all of the Securities if tendered by the holders under the terms and subject to the conditions set forth in the Indenture, the Company Notice, the Securities and the related Option Materials. The Securities are convertible into common shares, nominal value $0.20 per share, of the Company (the "Common Shares") upon the occurrence of certain conditions set forth in the Indenture and paragraph 8 of the Securities. The Company maintains its registered and principal executive offices at Second Floor, 90 Pitts Bay Road, Pembrook HM 08, Bermuda, and the executive offices of the Company's principal United States subsidiaries are located at 273 Corporate Drive, Suite 100, Portsmouth, New Hampshire 03801. The telephone number there is (603) 334-3900. As permitted by General Instruction F to Schedule TO-I, all of the information set forth in the Option Materials is incorporated by reference into this Schedule TO-I.

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO-I is hereby amended and supplemented as follows:

        The seventh paragraph on the cover page of the Company Notice is hereby amended and restated in its entirety as follows:

          "The Purchase Price for any Security as to which a Purchase Notice has been given and not withdrawn will be paid promptly following the expiration of the Put Option. The Paying Agent must receive your validly surrendered Securities before the Purchase Price for your Securities will be paid."

        The second paragraph of subsection 2.1 "The Company's Obligation to Purchase the Securities; Purpose of the Transaction" on page 4 of the Company Notice is hereby amended and restated in its entirety as follows:

          "This Put Option will expire at 5:00 p.m., New York City time, on Monday, November 17, 2003 (the "Purchase Date"), and the purchase will be made promptly following the expiration of the Put Option. Pursuant to the terms of the Indenture, the Company will deliver funds to the Paying Agent on November 18, 2003 (the "Payment Date"). The payment by the Company for validly surrendered Securities is subject to the Paying Agent's receipt of the certificate(s) representing the surrendered Securities."

        The second sentence of the first paragraph of Section 3 "Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase" on page 7 of the Company Notice is hereby amended and restated in its entirety as follows:

    "Additionally, Holders will not be eligible to receive the Purchase Price until such time as any certificates representing the surrendered Securities are delivered to the Paying Agent."

        The second sentence of the first paragraph of Section 4 "Right of Withdrawal" on page 8 of the Company Notice is hereby amended and restated in its entirety as follows:

    "Holders may also withdraw surrendered Securities at any time after 12:01 a.m., New York City time, on December 16, 2003, the expiration of 40 business days from the date of this Company Notice, if their Securities have not yet been accepted for payment."

        The first paragraph of Section 5 "Payment for Surrendered Securities" on page 8 of the Company Notice is hereby amended and restated in its entirety as follows:

          "We will pay for validly surrendered Securities promptly following the expiration of the Put Option. We will forward to the Paying Agent, no later than 10:00 a.m., New York City time, on November 18, 2003 (the "Payment Date") the appropriate amount of funds required to pay the Purchase Price for the surrendered Securities. The Paying Agent will then promptly distribute the cash to each Holder who validly surrendered Securities. A Holder must deliver the Holder's Securities to the Paying Agent before the Paying Agent will distribute the Purchase Price to the Holder."

        The fourth sentence of the second paragraph on page 1 of the Purchase Notice is hereby amended and restated in its entirety as follows:

          "You may also withdraw the surrendered Securities if the Company has not yet accepted them for payment after 12:01 a.m., New York City time, on December 16, 2003 (the expiration of 40 business days from the date of the Company Notice)."

        Subsection (d) of the third paragraph on page 2 of the Purchase Notice is hereby amended and restated in its entirety as follows:

    "(d) the undersigned agrees to all of the terms of the Company Notice and this Purchase Notice."

        The Company will disregard any attestation from holders of the Securities pursuant to the previous subsection (d) that the holders have "read" the terms of the Company Notice and the Purchase Notice, to the extent that the Company receives any executed Purchase Notices from the holders in connection with the Put Option.

        The third sentence in Section 10 "Withdrawal Right" on page 9 of the Purchase Notice is hereby amended and restated in its entirety as follows:

    "You may also withdraw the surrendered Securities if the Company has not yet accepted them for payment after 12:01 a.m., New York City time, on December 16, 2003 (the expiration of 40 business days from the date of the Company Notice)."

        The fourth sentence of the first paragraph on page 1 of the Notice of Withdrawal is hereby amended and restated in its entirety as follows:

    "YOU MAY ALSO WITHDRAW SURRENDERED SECURITIES IF THE COMPANY HAS NOT YET ACCEPTED THEM FOR PAYMENT AFTER 12:01 A.M., NEW YORK CITY TIME, ON DECEMBER 16, 2003 (THE EXPIRATION OF 40 BUSINESS DAYS FROM THE DATE OF THE COMPANY NOTICE)."

Item 10.    Financial Statements.

        (a)    Pursuant to Instruction 2 in Item 10 to Schedule TO-I, the Company believes that its financial condition is not material to a holder's decision whether to put the Securities to the Company because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Securities and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

        (b)    Not applicable.

Item 11.    Additional Information.

        (a)    Not applicable.

        (b)    Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), dated October 17, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Substitute Form W-9.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release issued by Tyco International Ltd. on October 17, 2003.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.
(d)(2)*	Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.).
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.

Item 13. Information Required by Schedule 13E-3.

(a)
Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TYCO INTERNATIONAL LTD.
	By:	/s/ DAVID J. FITZPATRICK
		Name:	David J. FitzPatrick
		Title:	Executive Vice President and Chief Financial Officer
Dated: October 29, 2003

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), dated October 17, 2003.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Substitute Form W-9.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release issued by Tyco International Ltd. on October 17, 2003.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.
(d)(2)*	Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.).
(g)	Not applicable.
(h)	Not applicable.

*Previously filed.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX